Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on January 24, 2019

Notice is hereby given to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares”), of Perion Network Ltd., that our Annual General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, January 24, 2019, at 4:00 p.m. (Israel time), as it may be adjourned from time to time (the “Meeting”), for the following purposes:

1.	To approve the election of each of Mr. Doron Gerstel and Mr. Rami Schwartz to serve as a director of the Company until our third annual general meeting of shareholders following this Meeting;

2.	To approve certain amendments to the amended and restated articles of association of the Company (the “Articles of Association”); and

3.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2018, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2017, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Pursuant to our Articles of Association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person or by proxy, holding in the aggregate 33 1/3% of the voting rights in our issued share capital.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the “Company”, “Perion”, “we”, “us”, “our” and “our company” to refer to Perion Network Ltd. and terms such as “shareholders”, “you” and “your” to refer to our shareholders.

The approval of each of the proposals requires the affirmative vote of our shareholders holding at least a majority of our Ordinary Shares present, in person or by proxy, and voting on the matter.

These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. The Proxy Statement and the proxy card will be mailed on or about January 4, 2019, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at https://www.perion.com/ir-info/ and on the SEC’s website at www.sec.gov.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on December 24, 2018 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company no later than the close of business on January 23, 2019, in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Your returned proxy may be revoked at any time prior to its exercise by giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on January 23, 2019, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if you are the record holder of the Ordinary Shares, voting in person at the Meeting. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of the Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel, at +972-73-398-1571.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than January 14, 2019 at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel. Any position statement timely received will be furnished to the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than December 26, 2018.

- ii -

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the board of directors, Eyal Kaplan Chairman of the Board of Directors Date: December 19, 2018

- iii -

PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on January 24, 2019

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares”), of Perion Network Ltd. (“Perion” or the “Company”) in connection with the solicitation by our board of directors for use at our Annual General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”), pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, January 24, 2019, at 4:00 p.m. (Israel time), or at any adjournment thereof.

The agenda of the Meeting will be as follows:

1.	To approve the election of each of Mr. Doron Gerstel and Mr. Rami Schwartz to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;

2.	To approve certain amendments to the amended and restated articles of association of the Company (the “Articles of Association”); and

3.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2018, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2017, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on December 24, 2018 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to our Ordinary Shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

How Can You Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us  a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder, whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be available on the SEC website at www.sec.gov and on the MAGNA on-line system of the ISA at www.magna.isa.gov.il.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the board of directors, except if otherwise provided on the proxy card. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the board of directors on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Revocation of Proxies

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by: giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on January 23, 2019, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if such shareholder is the record holder of the Ordinary Shares, voting in person at the Meeting.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than January 14, 2019, at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, attn: Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel. Any position statement timely received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than December 26, 2018.

Quorum and Voting Requirements

As of December 19, 2018, we had 25,965,527 issued and outstanding Ordinary Shares (such amount excludes 115,339 Ordinary Shares held by the Company). Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Two or more shareholders present, personally or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in our issued share capital will constitute a quorum for the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon the request of the shareholders, shall be dissolved. If the Meeting is not convened upon the request of a shareholder it shall stand adjourned to the same day in the next week at the same place and time, or to such day and such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. If at the adjourned date of the Meeting a legal quorum is not present after 30 minutes from the time specified for the commencement thereof, then the Meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of our independent registered public accounting firm for the fiscal year ending December 31, 2018; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the Proposal, your broker will not be permitted to vote your shares on the Proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The approval of each of the Proposals requires the affirmative vote of our shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

Expenses and Solicitation

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We expect to mail this proxy statement and the accompanying proxy card to shareholders on or about January 4, 2019. This proxy statement and the accompanying proxy card are also available to the public through one the following websites www.magna.isa.gov.il, maya.tase.co.il or www.sec.gov.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov and on the website of the ISA, at: www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of 2018 Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC and ISA of a Form 6-K.

Changes in Share Capital

On August 26, 2018, further to the approval of the Special General Meeting of August 2, 2018, the Company executed a 3-to-1 reverse share split of the Company’s ordinary shares, such that each three ordinary shares, par value NIS 0.01 per share, have been consolidated into one ordinary share, par value NIS 0.03. Unless otherwise indicated, all of the shares numbers and the option numbers in this proxy statement have been adjusted, on a retroactive basis, to reflect this 3-to-1 reverse share split.

BENEFICIAL OWNERSHIP OF SECURITIES
 BY CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 19, 2018, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

Beneficial ownership of shares is determined in accordance with the Exchange Act and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable pursuant to an outstanding right within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the right for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 25,965,527 Ordinary Shares issued and outstanding as of December 19, 2018 (such amount excludes 115,339 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table have voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholders do not have different voting rights than our other shareholders.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Benchmark Israel II, L.P.(1)	3,190,590	12.29%
Dror Erez(2)	2,605,214	10.03%
Ronen Shilo(3)	2,502,949	9.64%
Zack and Orli Rinat(4)	2,161,449	8.32%
J.P. Morgan Investment Management Inc.(5)	1,401,022	5.40%

(1)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 5, 2018, by Benchmark Israel II, L.P. (“BI II”) and affiliates. BCPI Partners II, L.P. (“BCPI-P”), the general partner of BI II, may be deemed to have sole power to vote and dispose of the 3,097,914 shares directly held by BI II. BCPI Corporation II (“BCPI-C”), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 94,294 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote and dispose of these shares, BCPI-C may be deemed to have sole power to vote and dispose of these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote and dispose of these shares. The Address of Benchmark is 2965 Woodside Road Woodside, California 94062s.

(2)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on May 31, 2017. Mr. Erez serves as a director of the Company. The Address of Mr. Erez is Dror Erez c/o Conduit Ltd., 2 Ilan Ramon St. Ness-Ziona 7403635, Israel.

(3)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on May 31, 2017. The Address of Mr. Shilo is Ronen Shilo c/o Conduit Ltd., 2 Ilan Ramon St. Ness-Ziona 7403635, Israel.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property. The address of Zack and Orli Rinat is 26319 Esperanza Drive Los Altos Hills, CA.

(5)
Consists of 1,401,022 Ordinary Shares directly held by Project Condor LLC (“Condor”). PEG Digital Growth Fund L.P. (“DGF”) owns 98.75% of the membership interests of Condor. As the holder of the majority of the membership interests of Condor, DGF manages Condor and has shared voting or dispositive power over the 1,401,022Ordinary Shares held by Condor. J.P. Morgan Investment Management Inc. (“JPMIM”) serves as investment advisor to DGF. Based upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on December 11, 2017, by JPMIM, DGF, and Condor. The address for JPMIM, DGF and Condor is 320 Park Avenue, New York, New York 1002.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2017, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F, which was filed with the SEC on March 27, 2018.

CORPORATE GOVERNANCE

Board of Directors

The following table sets forth information about our directors as of December 19, 2018:

Name	Age	Position
Eyal Kaplan*(1)(2)	59	Chairman of the board of directors
Doron Gerstel	57	Chief Executive Officer and Director
Dror Erez	48	Director
Sarit Firon*(1)(3)(4)	51	External Director
Roy Gen(1)	46	Director
Daniel E. Aks*(2)(3)(4)	58	External Director
Michael Vorhaus*(2)(3)(4)	61	Director

*	Independent director under the Nasdaq Listing Rules.
(1)	Member of the investment committee.
(2)	Member of our nominating and governance committee.
(3)	Member of our compensation committee.
(4)	Member of our audit committee.

Our board of directors currently consists of seven directors, two of whom qualify as “external directors” under Israeli law and have also been determined by our board of directors to qualify as “independent directors” for the purpose of the Nasdaq Listing Rules. Other than our external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. The external directors are not assigned to a class and are elected in accordance with the Companies Law.

BOARD COMMITTEES

Our audit committee currently consists of Ms. Sarit Firon (chair), Mr. Daniel E. Aks and Mr. Michael Vorhaus, our compensation committee consists of Ms. Sarit Firon (chair), Mr. Daniel E. Aks and Mr. Michael Vorhaus, our nominating and governance committee consists of Messrs. Michael Vorhaus (chair), Eyal Kaplan, and Daniel E. Aks and our investment committee consists of Mr. Eyal Kaplan (chair), Mr. Roy Gen and Ms. Sarit Firon.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of our directors, including Mr. Schwartz, other than Messrs. Doron Gerstel and Dror Erez, satisfies the independent director requirements under the Nasdaq Listing Rules. As such, a majority of our board of directors is comprised of ‘independent directors’, as such term is defined in the Nasdaq Listing Rules.

Our board of directors has further determined that each member of our audit committee is ‘independent’ as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Listing Rules to members of audit committees and compensation committees, respectively.

Our board of directors has determined that Ms. Sarit Firon, who serves as a chairperson of our audit committee, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for reelection at the Meeting is set forth below and biographical information concerning Mr. Rami Schwartz and Mr. Doron Gerstel, the nominees for election, is set forth below under Proposal 1.

Continuing Directors

Eyal Kaplan has been the chairman of the board of directors of the Company since May 2018. Mr. Kaplan is also the Chairman of Expand Investments, an advisory and consulting firm focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and Chairman of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan has been a member of the Technion (Israel Institute of Technology) Council (executive board) since January 2014, where he chairs the Finance Committee and is a member of the Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

Dror Erez has been a director of the Company since January 2014. In 2005, Mr. Erez co-founded Conduit Ltd. and served as its Chief Technology Officer until January 2014, when he became Conduit's President. Mr. Erez is also a member of the Conduit board of directors. Prior to founding Conduit, he served in various executive roles in private technology companies. He holds a B.A. in Physics and Computer Science from Bar Ilan University.

Sarit Firon has been an external director of the Company since January 2017. Since November 2014, Ms. Firon has been a managing partner of Cerca Partners, an Israeli venture capital fund.  She has served at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014.  From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd.  From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq-listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (NASDAQ:CSCO).  From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube.  From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (NASDAQ: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as Chairperson of the Board of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (NASDAQ: MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Daniel E. Aks has been an external director of the Company since August 2018. Since December 2017, Mr. Aks is the Chief Executive Officer of Antenna International, a story-maker and creative technology company devoted to cultural, iconic site and commercial attractions. Prior to Antenna, from December 2010 to December 2017 he was the owner of C3 Multimedia LLC., a consulting firm in the fields of information, education K-16 and media and during his term with C3 was, inter-alia, the Acting Chief Operating Officer for the Educational Records Bureau (ERB), a K-12 assessment organization serving private education and high performing public institutions (from March 2015 until December 2017). From January 2014 until December 2017, Mr. Aks was the Co-Founder of The EdTech Fund, an investment vehicle for seed capital investments in educational technologies. He also served as the Senior Vice President and Chief of Staff for McGraw-Hill Education (MHE) from September 2008 until November 2010 where he was responsible for information technology, public relations, strategy and business development, K-12 differentiated instruction pilots, and content management system development. From July 2007 until April 2008 he served as the Chief Operating Officer and Executive Vice President at The Greenspun Companies, where he had general management responsibility of the company’s magazine and companion web site businesses. Prior to that from January 2006 to July 2007, he held positions with MTV Networks (MTVN) as a Senior Vice President of both Operations and Consumer Products. Prior to MTVN from August 1999 to June 2004, Mr. Ask served PRIMEDIA’s Consumer Magazine Group as Chief Operating Officer, where he managed the Direct Response Advertising Group, Manufacturing, Production, Distribution, IT, Strategy, Business Development, Global Sourcing, and at times Circulation. He was also President of PRIMEDIA Consumer Magazine Internet Group during that term. Prior to joining PRIMEDIA, Mr. Aks was a partner with the Booz Allen Hamilton consulting firm where he specialized in business growth, operations strategy and restructuring in the media, education, telecommunications and consumer goods industries. Mr. Aks holds a BS in Manufacturing/Industrial Engineering and a B.A. in Business Administration from Rutgers University and earned an MBA from the Harvard University Graduate School of Business Administration, where he graduated with second-year honors.

Michael Vorhaus has been a director of the Company since April 2015. Starting December of 2018, Mr. Vorhaus has founded Vorhaus Advisors and is CEO of the firm. From 1994 to November 2018, he was in a variety of positions at Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and from 2008 to 2018 he served as the President of Magid Advisor, a unit of Magid Associates. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

PROPOSAL ONE

ELECTION OF MR. DORON GERSTEL AND MR. RAMI SCHWARTZ TO SERVE AS A
DIRECTOR OF THE COMPANY

At the Meeting, you will be asked to elect Mr. Doron Gerstel and Mr. Rami Schwartz to our board of directors to serve until our third annual general meeting of shareholders following this Meeting or their earlier resignation or removal, as applicable. Mr. Rami Schwartz qualifies as an “independent director” under the Nasdaq Listing Rules and complies with all requirements under the Companies Law for serving as a director. The other directors of the Company will continue to serve as directors in accordance with the terms of our Articles of Association and applicable law.

The nomination of Mr. Doron Gerstel and Mr. Rami Schwartz has been approved by our nominating and governance committee. As approved by our shareholders at our 2015 annual meeting of shareholders, if elected, Mr. Rami Schwartz will be paid the same compensation paid to our other non-executive directors, which consists of $50,000 in cash per year and an annual grant of options to purchase up to 8,333 Ordinary Shares. The date of the initial grant will be the date of the Meeting, while the date of the subsequent annual grants will be the date of our annual general meeting of shareholders in each year, so long as Mr. Rami Schwartz, continue to be a director of the Company.  Each option is exercisable for a term of five years and vests in three equal installments on each anniversary of the applicable grant date.  The exercise price per share will be equal to the closing price of the Ordinary Shares on the Nasdaq on the applicable grant date. For more details about the terms of the compensation we propose to pay to Mr. Rami Schwartz, please see Proposal No. 2 of the proxy statement relating to our 2015 annual meeting of shareholders, which we furnished to the SEC on Form 6-K on November 16, 2015.  If elected, Mr. Gerstel will not be compensated for his role as director. The Company is not aware of any reason why Mr. Rami Schwartz or Mr. Doron Gerstel, if elected, should be unable to serve as a director.

A brief biography for each of Mr. Doron Gerstel and Mr. Rami Schwartz is set forth below:

Rami Schwartz  has joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups for 7 years. Prior to joining Amdocs, Mr. Schwartz was the Chairman of Olive Software (acquired by ESW Capital), and Comply, the co-founder and CEO of Zizio and DigiHOO, and an EIR at Cedar Fund. Mr. Schwartz was CEO and director of Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software) and an EIR at Cedar Fund. Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

Doron Gerstel has been a director of the Company since May 2018, and the Chief Executive Officer of the Company since April 2017. In his previous role as CEO of Panaya Ltd., Mr. Gerstel led a company turnaround that saw an increase in annual revenue and the company’s acquisition by Infosys Limited. Mr. Gerstel has also held CEO positions at Nolio Ltd., Syneron Medical Ltd. and Zend Technologies Ltd. Mr. Gerstel holds a BSc. in Economics and Management from the Technion Institute of Technology in Haifa, and an MBA from Tel Aviv University.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, to appoint Mr. Doron Gerstel and Mr. Rami Schwartz to serve as a director of the Company for a period commencing on the date of the Meeting and until the third annual general meeting of the shareholders of the Company following the Meeting or their earlier resignation or removal, as applicable.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL TWO

AMMENDMENTS TO COMPANY’S ARTICLES OF ASSOCIATION

Following a periodic review carried by the board of directors of certain of the Company’s charter documents, at the Meeting, shareholders will be requested to approve certain amendments of the Company’s Articles of Association.

The proposed amendments include an addition to article 29 of the Company’s Articles of Association to read as follows (additions are underlined):

“29.
Subject to these Articles, applicable law and regulations, including the applicable laws and regulations of any stock market on which the Company’s shares are listed or included for quotation, prior notice of at least 21 days of any general meeting, specifying the place, date and hour of the meeting, the agenda, proposed resolutions and voting arrangements shall be given as, hereinafter provided, to the Shareholders thereunto entitled pursuant to these Articles and the Law. Non-receipt of any such notice shall not invalidate any resolution passed or the proceedings held at that meeting. Notwithstanding the foregoing, and unless otherwise required by the Law, the Company is not required to send notice to its registered holders of any meeting of the shareholders.”

The foregoing proposed amendment is in compliance with the provisions of the Companies Law. The Company believes that nowadays, the means taken to announce an upcoming meeting of our shareholders (which means include, inter-alia, the publication of a notice on the Company’s website as well as filing of a notice with the SEC and other media outlets) provide an adequate and more efficient publication method.

The proposed amendments further include the replacement of article 45.1 of the Company’s Articles of Association in its entirety to read as follows:

“45.1.
Subject to the Law and the Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, which is not an Extraordinary Transaction (as defined by the Law), shall be approved by the Board or a committee of the Board. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.”

The foregoing proposed amendment is in compliance with the provisions of the Companies Law. The article, as amended, will allow for the approval of certain immaterial transactions (which are not Extraordinary Transaction as defined by the Companies Law) by a committee of our board of directors rather than the board of directors itself, in order to facilitate the approval process and make it more efficient.

Additional proposed amendment includes the replacement of article 76 of the Company’s Articles of Association in its entirety to read as follows:

“76.
The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law; provided, however, that the terms of service of the auditor(s) for the audit services shall be determined by the Board, at its discretion, or a committee of the Board if such determination was delegated to a committee, including undertakings or payments to the auditor(s). The Board shall report the fees of the auditor(s) to the Shareholders at the Annual General Meeting.”

The proposed amendment is in compliance with the provisions of the Companies Law. The article, as amended, will allow for the approval of the auditor(s) fees directly by our board of directors (or a committee of our board of directors) rather than the current approval process which requires annual authorization of the board of directors by the shareholders.

At the extraordinary meeting of the shareholders held on August 2, 2018, our shareholders approved, inter-alia, a change of the Company’s name to Undertone Ltd. or such a similar name as determined by the board of directors of the Company and approved by the Israeli Registrar of Companies. The foregoing proposal was brought to the shareholders as result of our management's evaluation of the possibility of rebranding the Company, which following further evaluation was postponed by our management for the time being, and will be re-considered in the future and be brought to the attention of our shareholders should it become a valid plan once again. Thus, the Company shall continue to be named Perion Network Ltd.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendment to the Company’s articles of association as detailed in the Proxy Statement dated December 19, 2018.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL THREE

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY,
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

                Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2017. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2016	2017
Audit Fees(1)	$663	$707
Tax Fees(2)	183	111
Audit-related fees(3)	120	53

Total*	$966	$871

(1) Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC.

(2) Tax fees include services related to tax compliance, including the preparation of tax returns and claims for refunds, tax planning and advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

(3) Audit-related fees principally include assistance with audit services and consultations.

* All other fees principally include advisory services.

The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants. Our audit committee of our board of directors has recommended the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending on December 31, 2018, and until the next annual general meeting of shareholders. Subject to the approval of this proposal, our board of directors will be authorized, upon the recommendation of the Company’s audit committee, to fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the audit committee, as contemplated by the Sarbanes-Oxley Act.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2018, and until the next annual general meeting of shareholders, and that the Company’s board of directors, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Our board of directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

ADDITIONAL INFORMATION

Our audited financial statements for the year ended December 31, 2017, are included in our annual report on Form 20-F filed with the SEC on March 27, 2018.  On September 17, 2018, the Company furnished to the SEC under the cover of Form 6-K its results of operations for the six months ended June 30, 2018. You may read and copy these reports without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il.  These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the board of directors, Eyal Kaplan Chairman of the Board of Directors Date: December 19, 2018